UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Adtheorent Holding Company, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00739D109

(CUSIP Number)

April 8, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d–1(b)

☐ Rule 13d–1(c)

☐ Rule 13d–1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G	Page 2 of 7

CUSIP No. 00739D109

(1)	Names of reporting persons Hana Alternative Asset Management Co., Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Republic of Korea

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power
	(6)	Shared voting power 4,085,181
	(7)	Sole dispositive power
	(8)	Shared dispositive power 4,085,181

(9)	Aggregate amount beneficially owned by each reporting person 4,085,181
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)

 Percent of class represented by amount in Row (9)

 4.7%(1)

(1) The percentage is calculated based upon total outstanding shares of 86,968,309, as of September 30, 2023, as set forth in the Issuer’s Form 10-Q, filed on Nov 7, 2023

(12)	Type of reporting person (see instructions) FI

SCHEDULE 13G	Page 3 of 7

CUSIP No. 00739D109

(1)

 Names of reporting persons

 Hana Alternative Investment Professional Private trust No. 175-1(1)

(1) The name of reporting person is a trust(fund) name which Hana Alternative Asset Management Co., Ltd. is currently managing. As set forth in the Issuer’s Form S-1(POS AM), filed on Mar 16, 2023, full name of security holder is KB Securities Co., Ltd. (as trustee of Hana Alternative Investment Professional Private trust No. 175-1).

(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Republic of Korea

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power
	(6)	Shared voting power 0
	(7)	Sole dispositive power
	(8)	Shared dispositive power 0

(9)	Aggregate amount beneficially owned by each reporting person 0
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)

 Percent of class represented by amount in Row (9)

 0.0%(1)

(1) The percentage is calculated based upon total outstanding shares of 86,968,309, as of September 30, 2023, as set forth in the Issuer’s Form 10-Q, filed on Nov 7, 2023

(12)	Type of reporting person (see instructions) OO

SCHEDULE 13G	Page 4 of 7

CUSIP No. 00739D109

(1)

 Names of reporting persons

 Hana Alternative Investment Professional Private trust No. 175-2(1)

(1) The name of reporting person is a trust(fund) name which Hana Alternative Asset Management Co., Ltd. is currently managing. As set forth in the Issuer’s Form S-1(POS AM), filed on Mar 16, 2023, full name of security holder is KB Securities Co., Ltd. (as trustee of Hana Alternative Investment Professional Private trust No. 175-2).

(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Republic of Korea

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power
	(6)	Shared voting power 4,085,181
	(7)	Sole dispositive power
	(8)	Shared dispositive power 4,085,181

(9)	Aggregate amount beneficially owned by each reporting person 4,085,181
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)

 Percent of class represented by amount in Row (9)

 4.7%(1)

(1) The percentage is calculated based upon total outstanding shares of 86,968,309, as of September 30, 2023, as set forth in the Issuer’s Form 10-Q, filed on Nov 7, 2023

(12)	Type of reporting person (see instructions) OO

SCHEDULE 13G	Page 5 of 7

Item 1(a) Name of issuer: Adtheorent Holding Company, Inc.(the “Issuer”)

Item 1(b) Address of issuer’s principal executive offices: 30 Hudson Street, 13th Floor, New York, New York 10013

2(a) Name of person filing:

Hana Alternative Asset Management Co., Ltd.(the “Asset Management Company”)

Hana Alternative Investment Professional Private trust No. 175-1(the “trust1”)

Hana Alternative Investment Professional Private trust No. 175-2(the “trust2”)

2(b) Address or principal business office or, if none, residence:

The address of Asset Management Company is: 20F, 66, Eulji-ro, Jung-gu, Seoul, Republic of Korea

The address of trust1 and trust2 are both: 50, Yeouinaru-ro, Yeongdeungpo-gu, Seoul, Republic of Korea.

2(c) Citizenship:

Republic of Korea

2(d) Title of class of securities:

Common Stocks, par value $0.0001 per share (the “Shares”)

2(e) CUSIP No.:

00739D109

Item 3.	If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a: Not Applicable

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e)	☐	An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ________________________________

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 4,085,181

(b) Percent of class: 4.7%

(c) Number of shares as to which Hana Alternative Asset Management Co., Ltd. has:

(i) Sole power to vote or to direct the vote 0.

(ii) Shared power to vote or to direct the vote 4,085,181.

(iii) Sole power to dispose or to direct the disposition of 0.

(iv) Shared power to dispose or to direct the disposition of 4,085,181.

Number of shares as to which Hana Alternative Investment Professional Private trust No. 175-1 has:

(i) Sole power to vote or to direct the vote 0.

(ii) Shared power to vote or to direct the vote 0.

(iii) Sole power to dispose or to direct the disposition of 0.

(iv) Shared power to dispose or to direct the disposition of 0.

Number of shares as to which Hana Alternative Investment Professional Private trust No. 175-2 has:

(i) Sole power to vote or to direct the vote 0.

(ii) Shared power to vote or to direct the vote 4,085,181.

(iii) Sole power to dispose or to direct the disposition of 0.

(iv) Shared power to dispose or to direct the disposition of 4,085,181.

Item 5.

Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [V].

As of April 8, Hana Alternative Asset Management Co., Ltd. holds less than 5 percent of the class of securities

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Hana Alternative Asset Management Co., Ltd.

Date: April 8, 2024	Signature:	/s/ Kim Dong Jin
	Name:	Kim Dong Jin
	Title:	Senior Vice President

Hana Alternative Investment Professional Private trust No. 175-1

Date: April 8, 2024	Signature:	/s/ Kim Dong Jin
	Name:	Kim Dong Jin
	Title:	Senior Vice President

Hana Alternative Investment Professional Private trust No. 175-2

Date: April 8, 2024	Signature:	/s/ Kim Dong Jin
	Name:	Kim Dong Jin
	Title:	Senior Vice President